United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Vale informs on agreement with Minas Gerais Public Ministry of Labor

Rio de Janeiro, July 16th, 2019 — Vale S.A. (“Vale”) informs that on Monday (7/15) it signed an agreement with the Minas Gerais State Public Ministry of Labor (Ministério Público do Trabalho, MPT) at the 5th Labor Court of Betim, with the participation of unions, and will be initiated the individual execution phase of the agreement principles.

From now on, the relatives of the fatal victims of the rupture dam B1 of the Córrego do Feijão Mine in Brumadinho, can be qualified to receive indemnity, starting the execution of the individual agreement with the observation of the following principles:

•                  Parents, spouses or partners and children of deceased workers will receive, individually, R$ 500,000 for moral damages. Siblings will receive R$ 150 thousand.

•                  There will be an additional casualty insurance payment in the amount of R$ 200 thousand to parents, spouses or partners and children, individually.

•                  There will also be a payment of material damage to the group of dependents, with minimum amount of R$ 800 thousand.

•                  Childcare allowance of R$ 920 per month will be paid to the children of deceased workers up to the age of 3 and education assistance of R$ 998 per month for children between the age of 3 and 25.

•                  A lifelong medical insurance benefit will be provided for spouses or partners and for children up to 25 years of age.

The agreement also provides for stability to its direct and third-party employees of the Córrego do Feijão Mine on the day of the rupture, and to the survivors who were working at the time of the rupture, for a period of three years, starting on January 25th, 2019, can be converted into monetary compensation.

The agreement also determined the release of the frozen amount of R$ 1.6 billion deposited as guarantee.

In the 1Q19 results, US$ 247 million were provisioned related to the preliminary agreement signed with the MPT on February 15th, 2019. Any adjustments to this provision will be reported in the 2Q19 results which will be disclosed on July 31st, 2019, including the deposit of R$ 400 million by Vale as collective moral damages on August 6th, 2019, that will be available to the court.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Pedro Terra: pedro.terra@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Director of Investor Relations
Date: July 16, 2019